Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311


05007217

Rule 12g3-2 (b) File N° 82-4240

Caracas, April 9 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.


SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

4/15

Very truly yours,

Leticia Level G.
Corporate Planning Manager

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA]

Caracas, February 14, 2005.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attention: Dra. Aida Lamus

Dear sirs:

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to issuance 2004-I of Commercial Papers at Bearer of Manufacturas de Papel C. A. (MANPA) S.A.C.A. for its approval and bearing of the corresponding seal as *Authorized Publicity by the National Securities and Exchange Commission*.

Should you have any further question please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phoen 901.2335/ 901.2245

Fax 901.2317--


INTERPRETE
PUBLICO

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2004-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of October 27, 2004 as per Resolution No.139-2004 for the amount of Bs.5,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 25, 2003 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 971 held on September 24, 2004.

On February 14, 2005 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on September 24, 2004 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.3,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE: **At discount**

PLACE AND DATE OF ISSUANCE: **YIELDING %**

Caracas, November 23, 2004

MATURITY DATE: Caracas, February 21, 2005 **360-day basis**

TERM:	**90 days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A1"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT based on bigger efforts

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A. [address and phone numbers]

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on February 21, 2005 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISISON.

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: ""National Securities and Exchange Commission 2005 February 14 PM 4:07. FILE RECEIVED."-

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 12th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 14 de Febrero de 2005.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: Dra. Aida Lamus

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2004-I de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores*.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Tel. 901.2335 / 901.2245
Fax 901.2317


MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2004-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 27 de Octubre de 2.004 según Resolución No. 139-2004, por un monto máximo de Bs. 5.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 25 de Abril de 2.003 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 971 celebrada el 24 de septiembre de 2.004.
El Vicepresidente Corporativo de Finanzas de MANPA, el 14 de febrero de 2.005, mediante atribuciones conferidas en reunión de Junta Directiva del 24 de septiembre de 2.004, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE II
BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 21 de febrero de 2005
FECHA DE VENCIMIENTO: Caracas, 21 de Junio de 2005
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A1"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION



VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el 21 de febrero de 2.005, con un plazo de 15 días continuos.
Publicidad Autorizada por la Comisión Nacional De Valores

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

Caracas, February 24, 2005

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated April 25, 2003 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2004 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2004.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 14, 2005 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December

31, 2004 and the results from its operations for the term ended on that date, pursuant to the standards for preparing financial statements of body corporate subject to control by the National Securities and Exchange Commission.

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

	2004
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	23,142,558
Bills and accounts receivable - net	80,294,402
Advances to suppliers and others	4,813,668
Inventory - net	434,480
Expenses paid in advance	885,614
Other current assets - net	10,325,755
Total current assets	161,896,477
LONG-TERM INVESTMENT OF SPARE PARTS	6,587,480
INVESTMENTS IN AFFILIATES - net	4,020,200
PROPERTY, PLANT AND EQUIPMENT - Net	476,304,208
DEFERRED CHARGES AND OTHER ASSETS - Net	1,390,042

TOTAL	650,198,407
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	12,800,000
Leaseback agreements	561,914
Obligations and commercial papers	2,937,900
Documents payable	2,486,040
Accounts payable	36,238,540
Dividends payable	4,145,728
Accumulated expenses payable	8,213,985
Taxes payable	3,573,156
Deferred income tax	6,750,000
Total current liabilities	77,707,263
PROVISION FOR SENIORITY PAYMENT	9,691,114
OTHER LIABILITIES AND DEFERRED CREDITS	416,821
Total liabilities	87,815,198
MINORITY INTERESTS	1,712,875
SHAREHOLDER'S EQUITY	
Capital stock 2,294,009,424 common shares of Bs10 each	138,392,080
Net updated balance of retained earnings	237,687,216
Accumulated result for translation of foreign affiliate	(87,124)
Retained earnings	
Legal reserve	13,839,207
Undistributed	48,272,423
Result from holding non-monetary assets	122,566,532
Total shareholder's equity	560,670,334
TOTAL	650,198,407


INTERPRETE
PUBLICO
JUDITH Y. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED AT DECEMBER 31, 2004 IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars, except net income per share)

NET SALES	417,151,665
SALES COSTS	290,986,976
GROSS INCOME	126,164,689
SALES EXPENSES	30,507,190
ADMINISTRATIVE EXPENSES AND OVERHEADS	17,687,956
	48,195,146
OPERATING INCOME	77,969,543
OTHER INCOME (DISBURSEMENTS):	
Provision for investments	3,005,275
Loss in operations with securities	(7,945,773)
Net loss in hedge agreement in foreign currency	(417,348)
Income from selling assets	47,023
Bank debit tax	(3,329,929)
Others-net	109,478
	(8,531,274)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(3,235,011)
Interests on temporary investments	466,638
Exchange differences – net	3,425,910
Monetary earnings of the fiscal year (REME)	(2,866,206)
	(2,208,669)
INCOME BEFORE TAX	67,229,600
TAX PROVISION	
Income tax	16,165,082
INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARIES AND AFFILIATES	51,064,518
PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARIES	(3,534,010)
INCOME BEFORE MINORITY INTERESTS	47,530,508
MINORITY INTERESTS	(382,442)
NET INCOME	47,148,066
NET INCOME PER SHARE (2,294,009,424 average shares)	20.55

Translator's note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 February 25 PM 4:08. FILE. RECEIVED." ---

The foregoing is the true and exact translation of the attached document IN WITNESS

WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 23, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE
J. X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



Caracas, 24 de Febrero de 2005.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 25 de abril de 2003, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2004 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2004.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 14 de febrero de 2005, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2004, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.	Claudia Valencia
Comisario Principal	Comisario Principal
C.Admón. 12.915	C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2004
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en Miles de Bolívares)

ACTIVO	**2004**
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	23.142.558
Efectos y cuentas por cobrar - neto	80.294.402
Anticipos a proveedores y otros	4.813.668
Inventarios - neto	42.434.480
Gastos pagados por anticipado	885.614
Otros activos circulantes - neto	10.325.755
Total activo circulante	161.896.477
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.587.480
INVERSIONES EN AFILIADAS - Neto	4.020.200
PROPIEDADES, PLANTA Y EQUIPO - Neto	476.304.208
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.390.042
TOTAL	650.198.407
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	12.800.000
Contratos de venta con arrendamiento posterior	561.914
Obligaciones y papeles comerciales	2.937.900
Documentos por pagar	2.486.040
Cuentas por pagar	36.238.540
Dividendos por pagar	4.145.728
Gastos acumulados por pagar	8.213.985
Impuestos por pagar	3.573.156
Impuestos sobre la renta diferido	6.750.000
Total pasivo circulante	77.707.263
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	9.691.114
OTROS PASIVOS Y CREDITOS DIFERIDOS	416.821
Total pasivo	87.815.198
INTERESES MINORITARIOS	1.712.875
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	138.392.080
Saldo neto actualizado de utilidades retenidas	237.687.216
Resultado acumulado por traducción de filial extranjera	(87.124)
Utilidades retenidas:	
Reserva Legal	13.839.207
No distribuidas	48.272.423
Resultado por tenencia de activos no monetarios	122.566.532
Total patrimonio	560.670.334
TOTAL	650.198.407

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2004
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2004
VENTAS NETAS	417.151.665
COSTO DE VENTAS	290.986.976
UTILIDAD BRUTA	126.164.689
GASTOS DE VENTAS	30.507.190
GASTOS GENERALES Y ADMINISTRATIVOS	17.687.956
	48.195.146
UTILIDAD EN OPERACIONES	77.969.543
OTROS INGRESOS (EGRESOS):	
Provisión para inversiones	3.005.275
Pérdida en operaciones con títulos valores	(7.945.773)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)
Utilidad en venta de activos	47.023
Impuesto al débito bancario	(3.329.929)
Otros - neto	109.478
	(8.531.274)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(3.235.011)
Intereses sobre inversiones temporales	466.638
Diferencias en cambio - neto	3.425.910
Resultado monetario del ejercicio (REME)	(2.866.206)
	(2.208.669)
UTILIDAD ANTES DE IMPUESTOS	67.229.600
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	16.165.082
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	51.064.518
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.534.010)
UTILIDAD ANTES DE INTERESES MINORITARIOS	47.530.508
INTERESES MINORITARIOS	(382.442)
UTILIDAD NETA	47.148.066
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	20,55

Jacobo J. Cohén R.	**Claudia Valencia**
Comisario Principal	**Comisario Principal**
C. Admón. 12.915	**C. Admón. 35.909**

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, February 25, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

For the purposes of evidencing that the Balance Sheet, the Income Statement, the Statement of Equity Accounts and the Statement of Cash Movements at December 31, 2004, the Report by the Statutory Auditors and the Short Lists of the Statutory Auditors were available to the shareholders pursuant to the provisions of Articles 113 and 126 of the Capital Market Law, we do hereby enclose notices published in two (2) newspapers of major circulation.

Likewise, I do hereby attach the text of the notification to the General Shareholder's Meeting of this company that will be published in the national newspaper, whose date has been set for March 17, 2005.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

Company shareholders are called for the General Shareholder's Meeting to be held on March 17, 2005 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2004 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration.

3. Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$) yearly. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issuance.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$) yearly. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Shareholders are herein informed that the audited Financial Statements, the reports by the Statutory Auditors, the short lists of the Statutory Auditors, the proposal of dividends and other documents referred to in this notice have been at their request at the office premises of the company since February 25, 2005.

Caracas, March 12, 2005.

For the BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

GENERAL SHAREHOLDER'S MEETING

MARCH 17, 2005-03-21 STATUTORY AUDITORS

FIRST SHORT LIST

JACOBO COHEN	CA 12915
JACQUELINE SUBERO	CA 11437
ENRIQUE MERLO	CPC 722 DF

SECOND SHORT LIST

ISABEL QUINTERO	CPC 15197
CLAUDIA VALENCIA	CA 35909
JUAN FELIPE MALINICH	CPC 6314 DF

GENERAL SHAREHOLDER'S MEETING

MARCH 17, 2005-03-21

PROPOSALS

THIRD ITEM OF THE NOTICE: The Board of Directors proposes the company Shareholders' Meeting to keep acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in, that is, Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.00)

FOURTH ITEM OF THE NOTICE: It is submitted to the Shareholders' Meeting the project to issue Unsecured Bonds to be offered to the public up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in

U.S. dollars. Likewise, the Board of Directors was delegated by the Shareholder's Meeting, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Credito, S.A. Banco Universal was proposed by the Shareholder's Meeting as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

FIFTH ITEM OF THE NOTICE: It is proposed to the Shareholder's Meeting to authorize the Board of Directors to issue Commercial Papers up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate the broadest powers to the Board of Directors to negotiate, set and establish all the conditions and terms of each series comprising issuance, the number, identification and amount of each series of such issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issuance. Likewise, authorizing the Board of Directors to carry out all the acts, management and formalities necessary to carry out such issuance. The Board of Directors was also authorized to delegate the aforementioned powers on people it deems convenient, to appoint both the people who will undersign the authorization request before the National Securities and Exchange Commission and the people who will execute the bonds of Commercial Papers. Likewise, it was established as remuneration of the common representative of holders of Commercial Papers the amount of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

SIXTH ITEM OF THE NOTICE: The Board of Directors herein proposes to decree an ordinary cash dividend of ten bolivars (Bs.10.00) per share for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings at December 31, 2004 in favor of shareholders registered the fifth business day (limit transaction date with benefit) following the publication in one (1) newspaper of major national circulation of the notice of dividends, payable form the fifth business day following this last date (effective date of registering the benefit). To delegate the Board of Directors setting the registry and payment dates to shareholders.

(signed) Illegible.--

El Universal. National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Friday, February 25, 2005. Caracas, Venezuela. Year XCV – No.34352 – Legal Deposit PP-I9090IDF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Shareholders of this company are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors and the short lists of the Statutory Auditors are available at their request in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from the date of this publication, thus complying with the provisions set forth in Articles 113 and 126 of the Capital Market Law.

Caracas, February 25, 2005.

THE BOARD OF DIRECTORS---

EL NACIONAL founded in 1943. Caracas – Venezuela. Friday, February 25, 2005. http://www.el-nacional.com Legal deposit PP 194301 DF (illegible) Year LXII No.22087

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Shareholders of this company are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors and the short lists of the Statutory Auditors are available at their request in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from the date of this publication, thus complying with the provisions set forth in Articles 113 and 126 of the Capital Market Law.

Caracas, February 25, 2005.

THE BOARD OF DIRECTORS--

Translator's note:

At the upper right margin of the original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 February 25 PM 4:09. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 19th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 25 de febrero de 2005

Señores
COMISION NACIONAL DE VALORES
Presente

A los fines de que conste que estuvo a disposición de los accionistas el Balance General, el Estado de Resultados, el Estado de Cuentas de Patrimonio y el Estado de Movimiento del Efectivo al 31 de diciembre de 2004, el Informe de los Comisarios y las Ternas de los Comisarios, de conformidad con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales, adjuntamos los avisos publicados en dos (2) diarios de mayor circulación.

Asimismo, acompaño texto de la convocatoria para la Asamblea Ordinaria de esta compañía que será publicada en la prensa nacional, cuya fecha ha sido fijada para el día 17 de marzo de 2005.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 17 de marzo de 2005, a las 11 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 25 de febrero de 2005.

Caracas, 12 de marzo de 2005

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

ASAMBLEA GENERAL ORDINARIA
17 DE MARZO DE 2005

COMISARIOS

PRIMERA TERNA

JACOBO COHEN	CA	12.915
JACQUELINE SUBERO	CA	11.437
ENRIQUE MERLO	CPC	722 DF

SEGUNDA TERNA

ISABEL QUINTERO	CPC	15.197
CLAUDIA VALENCIA	CA	35.909
JUAN FELIPE MALINICH	CPC	6.314 DF



ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
17 DE MARZO DE 2005

PROPOSICIONES

TERCER PUNTO DE LA CONVOCATORIA.- La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

CUARTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

QUINTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.



SEXTO PUNTO DE LA CONVOCATORIA.- La Junta Directiva propone decretar un dividendo ordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND · PREMIO INTERNACIONAL DE INFOGRAFIA MAL OFIEJ 2004

VIERNES 25 DE FEBRERO DE 2005, CARACAS, VENEZUELA - AÑO XCV - Nº 34.352 - DEPOSITO LEGAL PP-I9090IDF43


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 25 de febrero de 2005

LA JUNTA DIRECTIVA

EL NACIONAL
FUNDADO EN 1943·CARACAS·VENEZUELA
VIERNES 25
febrero de 2005
http://www.el-nacional.com
DEPÓSITO LEGAL PP 194301DF4
AÑO LXII Nº 22.087


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 25 de febrero de 2005

LA JUNTA DIRECTIVA


PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Letterhead of MANPA]

Caracas, February 14, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. Dra. Aida Lamus

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the Second Series of issuance of Commercial Papers 2004-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Phone 9012335/ 9012245

Fax 9012317.--

[Letterhead of MANPA]

Caracas, February 14, 2004.


INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated September 24, 2004 do hereby declare that:

The conditions, fashions and other matters for the Second Series of Issuance of Commercial Papers 2004-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Five Thousand Million Bolivars (Bs.5,000,000,000.00).

Total amount of the First Series:

Three Thousand Million Bolivars (Bs.3,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vancred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, February 21, 2005.

Maturity Date:

Caracas, June 21, 2005.

Term:

120 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on February 21, 2005 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from February 21, 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317---

Translator's Note:

At the upper margin of each of the three folios of the document originally written in Spanish there is a wet seal that reads as follows: "2005. February 14 P.M. 4:07. FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 14th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


MANPA

Caracas, 14 de febrero de 2005.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Segunda Serie de la emisión de Papeles Comerciales 2004-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Tel. 901.2335 / 901.2245
Fax 901.2317

Caracas, 14 de Febrero de 2005.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 24 de septiembre de 2004 declaro:

Las condiciones, modalidades y demás para la Segunda Serie de la emisión de Papeles Comerciales 2004-I son las siguientes:

Títulos: Papeles Comerciales al Portador

Monto total autorizado de la emisión: Cinco Mil Millones de Bolívares con 00/100 (Bs. 5.000.000.000,00)

Monto total de la Segunda Serie : Tres Mil Millones de Bolívares (Bs. 3.000.000.000,00)

Tipo de colocación: Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión: Caracas, 21 de Febrero de 2005

Fecha de vencimiento: Caracas, 21 de Junio de 2005.

Plazo: 120 días

Precio de la colocación: A descuento

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) dias de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 21 de febrero de 2005 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 21 de febrero de 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements and Supplementary Information for the years ended at December 31, 2004 and 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2004 and 2003, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were made in order to state an opinion about the consolidated financial statements in constant bolivars of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates, taken as a whole. Pages 26 to 29 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2004 and 2003, which presentation base differs from that required by the accounting principles generally accepted in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. This supplementary information is the responsibility of company management. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note attached to such supplementary information.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 14, 2004 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2003	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1,17and 18	23,142,558	16,287,436
Bills and accounts receivable, net	3,17 and 18	80,294,402	66,670,946
Advances to suppliers and others	17	4,813,668	2,874,849
Inventories –net	1 and 4	43,434,480	56,610,506
Expenses paid in advance		885,614	907,560
Other current assets – net	1 and 5	10,325,755	8,789,714
Total current assets		161,896,477	152,141,011
LONG-TERM SPARE PARTS INVENTORY	4	6,587,480	8,834,217
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,020,200	5,376,097
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	476,304,208	473,667,278
DEFERRED CHARGES AND OTHER ASSETS – Net	1 and 8	1,390,042	1,300,969
TOTAL		650,198,407	641,319,572
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts	9	12,800,000	12,657,441
Leaseback agreement	10	561,914	-
Obligations and commercial papers	11	2,937,900	6,508,213
Documents payable	17 and 20	2,486,040	1,457,311
Accounts payable	12 and 17	36,238,540	49,729,481
Dividends payable	15	4,145,728	6,172,573
Accrued expenses payable		8,213,985	8,539,753
Taxes payable	1 and 13	3,573,156	8,569,306
Deferred income tax	1 and 13	6,750,000	_
Total current liabilities		77,707,263	93,634,078

	Notes		
PROVISION FOR SEVERANCE BENEFITS	1	9,691,114	8,859,779
OTHER LIABILITIES AND DIFFERED CREDITS		416,821	490,586
Total liabilities		87,815,198	102,714,437
MINORITY INTERESTS		1,712,875	1,330,433
EQUITY – As per attached financial statement	1,15 and 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

See Notes to the consolidated financial statements ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars except Net income per share)

	Notes	2004	2003
NET SALES	19	417,151,665	367,669,240
COST AND EXPENSES:			
SALES COST		290,986,976	239,809,915
SALES EXPENSES		30,507,190	27,196,791
OVERHEADS AND ADMINISTRATIVE EXPENSES		17,687,986	16,581,451
		339,182,122	283,588,157
OPERATING INCOME		77,969,543	84,081,083
OTHER INCOME (DISBURSEMENTS):			
Loss from operations with securities		(7,945,773)	(27,511,659)
Provision for investments		3,005,275	(4,181,1219
Net loss from exchange cover contract		(417,348)	(436,083)
Income from selling assets		47,023	108,668
Bank debit tax		(3,329,929)	(4,806,406)
Others –net		109,478	(6,133,648)
		(8,531,274)	(42,960,249)
TOTAL INTEGRAL FINANCING INCOME (COST):			

	Notes		
Interests expenses		(3,235,011)	(6,245,829)
Interests on temporary investments		466,638	470,231
Exchange differences – net		3,425,910	3,435,987
Monetary result from fiscal year (REME)	1 and 2	(2,866,206)	4,131,996
		(2,208,669)	1,792,385
INCOME BEFORE TAXES AND SHARE PROFIT OF AFFILIATES AND SUBSIDIARIES AND MINORITIES INTERESTS		67,229,600	42,913,219
TAX PROVISION :			
Income tax	13	16,165,082	10,967,499
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE AND MINORITIES INTERESTS		51,064,518	31,945,720
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	1	(3,534,010)	(3,981,985)
INCOME BEFORE MINORITY INTERESTS		47,530,508	27,963,735
MINORITY INTERESTS		(382,442)	(263,839)
NET INCOME		47,148,066	27,699,896
NET INCOME PER SHARE (2,294,009,424 average shares)	1	20,55	12,07

See Notes to the consolidated financial statements --

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousands of bolivars)

	Notes	2004	2003
OPERATING ACTIVITIES:			

	Note		
Net earnings		47,148,066	27,699,896
Adjustments to reconcile the net income with the cash provided for by the operating activities:			
Participation minority shareholders, net		382,442	263,839
Participation in results from subsidiaries and affiliates		3,534,010	3,981,985
Profits from selling assets		(47,023)	(108,668)
Removal and use of equipment and industrial parts		1,417,424	1,789,765
Provision for investments		(3,005,275)	4,181,121
Amortization of excess of cost on book value of shares from affiliates		824,053	824,053
Monetary result from fiscal year (REME)	2	2,866,206	(4,131,996)
Depreciation		17,451,499	17,694,324
Amortization of deferred charges		75,466	75,466
Changes in operating assets and liabilities	2	(16,615,182)	(9,687,144)
Provision for severance benefits, net of payments		2,663,164	1,541,966
Net cash provided for operating activities		56,694,850	44,124,607
INVESTMENT ACTIVITIES:			
Purchase of property, plant and equipment		(17,920,103)	(3,420,456)
Sale of property and equipment		104,120	782,324
Reduction in other assets		(164,539)	(240,536)
Net cash used in investment activities		(17,980,522)	(2,878,668)
FINANCING ACTIVITIES:			
Net increase in promissory notes and bank overdrafts		2,337,221	3,762,131
Net increase in leaseback agreements		602,439	-
Reduction of long-term loans		-	(9,952,712)
(Reduction) increase net of outstanding obligations issued		(2,704,636)	1,065,756
Increase (reduction) in documents payable		1,354,418	(8,150,253)
Paid cash dividends		(29,300,663)	(30,067,103)
Net cash used by financing activities		(27,711,221)	(43,342,181)

	Note	2004	2003
EFFECT OF INFLATION AND DEVALUATION ON CASH AND CASH EQUIVALENTS	2	(4,147,985)	(7,329,995)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		6,855,122	(9,426,237)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		16,287,436	25,713,673
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		23,142,558	16,287,436

See notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedures used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the parent company. Regarding the methodology aforementioned, the provisions of the standards issued by the National Securities and Exchange Commission set forth that the

depreciation at ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, and the accounting principles generally accepted in Venezuela set forth that such values have to be compensated in the results by realizing the result from holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the depreciation expense for the years 2004 and 2003 are presented in values lesser to Bs.3,642 million and Bs.5,320 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the parent company operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries the current exchange at the moment of operation was used, and for the income account the average of exchange rates of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which

involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such Federation.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2004. This effect amounts to Bs.55 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2004 and 2003 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2004 and 2003 the management agreed to present in other outstanding assets the net assets of affiliates in process of being disposed (See Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used in a traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". The "Consumer Price Index" (CPI) for the metropolitan area of

Caracas, published by Banco Central de Venezuela, was used for the purposes of restating.

For the purposes of comparability, the consolidated financial statements and the 2003 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated in note 1b; therefore, these do not include the effects for inflation of the Venezuelan economy.

From 2002, the DPC-10 Revised set forth that the mixed method will only apply to inventories with seniority higher than 6 months. At December 31, 2004 and 2003 the average seniority of Company inventory does not exceed six months, except for the spare parts inventories.

The income account for holding non-monetary assets comprises Bs.286,796 million and Bs.279,738 million product of the incorporation of the current values of property, plant and equipment in 2004 and 2003., respectively, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.164,230 million and Bs.160,816 million at December 31, 2004 and 2003, respectively.

Monetary entries of the balance sheet are stated at their par value provided that they indicate the purchasing power of the monetary unit at the date of the last balance sheet. Non-monetary entries, such as: inventories, investments, capital stock, retained earnings and other non-monetary items different from property, plant and equipment are restated using the factor arising from the CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2004	2003
At the beginning of the year	385,661	303,469
At the end of the year	459,650	385,661
Average for the year	428,730	352,148
Inflation of the year	19,18%	27.08%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is a participation between 20% and 50% and the investment in the 100% owned affiliate "Valores y Acciones 1003, C.A." (established in 2003) and "Inmuebles 310350, C.A." (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those companies from the date of its acquisition, when these are significant. Investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is repaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories at December 31, 2003 were stated in constant bolivars at December 31, 2004 by applying the annual variation


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declaration of Accounting Principles No. 14 (DPC-14) issued by the Federation of Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2003 stated in regular costs at that date were restated in constant bolivars at December 31, 2004 by applying the

annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI. The trade marks owned by a foreign subsidiary are deferred to be repaid in a twenty (20) year term. Costs of intangible assets are reviewed for deterioration when facts or circumstantial changes indicate that the net asset value may not be recoverable.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are carry forward to results.

k. *Provision for seniority benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Labor Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The income tax provision involves the sum of the estimated regular income tax payable and the deferred income tax, when this latter is meaningful. The income tax is originated for temporary differences between the accounting income and the net tax income. Temporary differences are mainly the result of provisions and contributions payable.

The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long-term assets* – The Company evaluates the book value of its long-term assets when events or changes in the circumstances indicate that such value may not be recoverable. The calculation of the deterioration of the value of assets is based on the comparison between the book value and the reasonable value of such assets. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of future flows estimated in cash. For those assets to be sold or withdrawn in the immediate future, the reasonable value is equivalent to its realization value net.

n. *Reasonable value of financial instruments* –Book values stated in the balance sheets for cash and cash equivalents, bills and accounts receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accrued and other short-term liabilities are approximated to their reasonable values due to the maturities at short-term of such financial instruments. Consequently, these provisions have been excluded from the disclosures of reasonable value in the notes to the consolidated financial statements.

o. *Acknowledging income* – Income from sales of products manufactured by the Company is registered on an accumulative basis when proprietorship on them is transferred.

p. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.


PUBLICO
HERNANDEZ MORA

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2003 have been reclassified for comparison purposes against those of the years ended at December 31, 2004.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result from the fiscal year (REME) for the years ended at December 31 include the following (in thousand bolivars):

	2004	2003
Monetary position at the beginning of the year	(26,771,429)	(43,548,410)
Increase for the year	464,218,481	393,096,147
Reduction for the year	(391,795,452)	(272,187,170)
Monetary position estimated for the year	45,651,600	(22,693,433)
Less – actual monetary position at the end of the year	42,785,394	(26,771,429)
	(2,866,206)	4,131,996

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2004	2003
(Increase) reduction:		
Bills and accounts receivable	(27,464,213)	(11,617,599)
Advances to suppliers	(2,335,222)	218,381
Inventories	16,422,763	6,337,169
Expenses paid in advance	(98,047)	(357,644)
Increase (reduction):		
Accounts payable	(6,930,639)	(14,039,687)
Accumulated expenses payable	607,341	1,678,228
Taxes payable	(3,980,207)	8,278,259

Tax deferred	7,236,807	
Other liabilities and deferred credits	(73,765)	(184,251)
	(16,615,182)	(9,687,144)

The itemization of monetary results of the fiscal year (REME) used by activity for the years ended at December 31 is as follows (in thousand bolivars):

	2004	2003
Operating	(2,959,780)	2,150,052
Investing	815,006	2,431,578
Financing	3,426,553	6,898,361
Cash	(4,147,985)	(7,329,995)
	(2,866,206)	4,131,996

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2004	2003
Interests	3,066,520	6,364,109
Taxes	8,478,217	4,385,865

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2004	2003
Commercial	69,067,598	61,251,901
Related companies (Note 14)	1,811,308	474,057
Employees	5,159,466	4,217,398
Sundry debtors	654,226	858,180
Tax credit VAT – Net	2,873,331	113,709
Guarantee deposit	2,533,503	1,906,959
	80,009,432	68,822,204
Less – provision for doubtful accounts	1,715,030	2,151,258
	80,294,402	66,670,946

The provision for doubtful accounts includes the estimated amount of doubtful accounts based on specific balances and experiences from previous years.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2004	2003
Finished products	12,127,120	18,116,106
In-process products	76,298	302,636
Raw materials	17,972,238	18,240,868
Spare parts	9,742,909	7,749,829
In-transit inventory	3,280,444	12,655,934
	43,199,099	57,065,373
Less – provision for obsolescence	764,619	454,867
	42,434,480	56,610,506

During the years ended at December 31, 2004 and 2003 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

	2004	2003
Spare Parts	8,371,590	9,859,572
Less – provision for obsolescence	1,784,110	1,061,355
	6,587,480	8,834,217

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2004	2003
Net assets of affiliates in process of disposal:				
Valores y Acciones 1003, C.A.	(A)	100	25,012,812	39,048,322
Other investments registered at cost:				

Others	270,462	270,462
Less – provision for investment	14,957,519	30,529,070
	10,325,755	8,878,714

(A) Subsidiary established in the year 2003, mainly with the contribution of Company shares owned by Inmuebles 310350, C.A. (a company established in the year 2001, by property contribution, share investments registered at cost, certain accounts receivable and one option on credits for reducing issuances to be obtained for the forest plantations sold in the year 2001). At December 31, 2004 and 2003, this subsidiary owned property amounting to Bs. 18,556 million presented at fast-sale according to reports by independent valuation experts as of August 2002, share investments and the option on credits for reducing issuances amounting to Bs. 20,491 million at December 31, 2003 which was sanctioned in the year 2004. Properties from this subsidiary are collateral for contingent obligations up to US$1 million (Bs. 1,920 million). At the date of issuing these consolidated financial statements the Company is evaluating the terms for disposing this investment.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2004	2003
Investment registered as per the method of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	4,020,200	5,376,097
Other investments registered at cost:				

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2004	2003
Current assets	1,131	1,452
Total assets	1,686	2,161

Current liabilities	2,584	2,399
Shareholders' equity (deficit)	(1,149)	(723)
Total liabilities and shareholders' equity (deficit)	1,686	2,161
Net loss	(434)	(137)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.16,491 million (Bs.1,615 million in historical values), which are repaid pursuant to the provisions set forth in the accounting principles The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2004	2003
Buildings	10 to 30	57,800,509	57,840,801
Machinery and equipment	7 to 20	433,851,203	429,040,618
Automotive vehicles	3 to 6	4,357,777	4,178,305
Furniture, fittings and others	5	24,580,332	25,892,648
		520,589,821	516,952,372
Less – accumulated depreciation		73,683,604	59,457,890
		446,906,217	457,494,482
Land lots		15,503,288	15,503,288
Constructions in progress		3,544,989	669,508
In transit machinery		10,349,714	-
		476,304,208	473,667,278

Values from property, plant and equipment at December 31, 2004 and 2003 have been determined according to the reports by independent valuating experts as of August 2002.

For the years ended at December 31, 2004 and 2003 the repair and maintenance expenses of property, plant and equipment amounted to Bs. 20,293 million and Bs. 16,176 million, respectively.

At December 31, 2004 and 2003 the portion of the interest rate in excess of inflation, capitalized in property, plant and equipment amounted to Bs.658 million and to Bs.826 million, respectively, net of accumulated amortization. During 2004 and 2003 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2004 the assets fully depreciated incorporated to the production process amounted to Bs.300,274 million which are presented at updated valuating values.

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2004 and 2003 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,038 million and to Bs.1,114 million, respectively, net accumulated amortization for Bs.370.3 million and Bs.294,3 million, respectively, which are repaid in a period of twenty (20) years.

9. PROMISSORY NOTES AND BANK OVERDRAFT

At December 31, 2004 and 2003 promissory notes referred to the credit lines and bank obligations represented by promissory notes and short-term loans.

The average interests rates arising from loans from local banks ranged between 12.46% and 15.17% for the year 2004 and 15.75% and 37.25% for the year 2003.

10. SALE AGREEMENT WITH LEASEBACK

At December 31, 2004 the sale agreement with leaseback are made as follows (in thousand bolivars):

a. Agreement with Banco de Venezuela for Bs. 11,500 million, interest rate of 13.5% with five-month term from August 24, 2004 payable by monthly payments from September 24, 2004. During 2004 Bs. 10,952 million were paid.	547,628
b. Agreement with Banco de Venezuela for Bs. 300 million, interest rate of 13.5% with five-month term from August 24, 2004 payable by monthly payments from September 24, 2004. During 2004 Bs. 286	



INTERPRETE
PUBLICO

million were paid.	12,286

11. ISSUING LIABILITIES AND COMMERCIAL PAPERS

At December 31, 2004 the current liabilities issued and commercial papers are made as follows (in thousand bolivars):

a. Commercial papers for Bs. 3,000 million, placed at discount, with an annual interest rate of 10.5 and February 2005 as due date.	2,937,900
Less _ current portion	2,937,900
	-
	========

During the years ending at December 31, 2004 and 2003 issuance of commercial papers generated discounts at placements amounting to Bs. 371 million and Bs. 415 million, respectively

12.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand bolivars):

	2004	2003
Commercial	28,769,633	41,959,676
Related companies (Note 14)	5,681,219	6,391,677
Others	1,787,688	1,378,128
	36,238,540	49,729,481

13. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2004	2003
Yearly income tax – estimated	9,781,929269	11,766,094
Income tax deferred	6,750,000	-
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(366,847)	(798,595)
	16,165,082	10,967,499

For the years ended at December 31, 2004 and 2003 the effective rate for the income tax expense is different from the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the equity participation of investments, dividends and interests exempted as well as the effects from tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions, which did not show important differences regarding the amounts included for determination of net income for the fiscal year ended at December 31, 2003. The company is processing the study on prices transference corresponding to year 2004, required to document the mentioned foreign transactions. The management and advisors, the differences regarding the included amounts for determination of fiscal year net income ended at December 31, 2004 will not be meaningful.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, up to three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 1, 2001.

Deferred Tax

The deferred tax shows the impact on the temporary investments between the amounts of assets and liabilities registered according to the accounting bases indicated in Note 1, and those included determining the income tax according to the tax legislation in effect.

The composition of the effect of entries considered to determine the deferred tax at December 31, 2004 is shown below (in thousand bolivars):

Liabilities and (assets) by deferred tax:	
Leaseback agreements	10,419,077
Provisions and contributions	(3,669,077)
	6,750,000

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2004 the Company and its subsidiaries do not hold transferable credits of business assets tax.

In Official Gazette No.38002 dated August 17, 2004 the Decree-Law No.3266 setting forth the Business Assets Tax Law, published in Official Gazette of the Republic No.4654 as of December 1, 1993 was repealed as well as other standards issued while preparing this Law.

14. TRANSACTIONS WITH RELATED COMPANIES

During the years 2004 and 2003 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2004	2003
Inventory sales	179	272,507
Inventory purchases	17,996,179	11,944,894
Power purchases	15,063,412	16,275,753
Rents	959,728	1,000,425

The following balances receivable and payable (in thousand bolivars) arose from these transactions as well as from others less important:

	2004	2003

Short-term accounts and advances receivable		
Simco Recycling Corp. Inc.	1,255,611	-
Agroindustrial Mandioca, C.A.	373,131	113,875
Corporación Industrial de Energía, C.A.	150,409	96,792
Turboven Maracay Company Inc. Sucursal	31,117	1,955
Agropecuaria Mandioca, C.A.	1,040	1,240
J.C. Papeleras, C.A.	-	260,195
	1,811,308	474,057
Short-term accounts payable		
Inmuebles 310350, C.A	2,736,630	1,953,886
Turbogeneradores Maracay, C.A.	2,459,717	3,231,218
Seinforca, C.A.	364,931	432,471
Turboven Maracay Company Inc.	100,160	57,228
Turboven Cagua Company Inc	19,781	22,240
Simco Recycling Corp. Inc.	-	694,634
	5,681,219	6,391,677

15. SHAREHOLDER'S EQUITY

Capital stock

The updated capital stock of the Company amounts to Bs. 2,294,009,424 of the nominal capital stock and Bs.93,175,313 of capital updating.

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases, resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to

registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in it s subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends. The company takes the net income in constant bolivars to determine the base for calculating the provisions corresponding to this reserve.

At December 31, 2004 and 2003 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash dividends (stated in historical values at the date of the operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,744. Likewise, as of October 1, 2004 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120. Likewise, as of October 17, 2003 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

At December 31, 2004 and 2003 the accumulated deficit in retained earnings from affiliates amounts to Bs.(12,696) million and Bs.(10,164) million, respectively. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A.

amount to Bs.62,598 million and to Bs.74,807 million at December 31, 2004 and to Bs.33,399 million and to Bs.39,154 million at December 31, 2003 respectively.

At December 31, 2004 and 2003 the net income includes Bs.15,915 million and Bs.10,781 million of income tax expense of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

Company shareholders consider the consolidated financial statements in constant bolivars for the effects of the approvals established in the by-laws and the Venezuelan Code of Commerce.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. The ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At date the last decree of dividends as of October 10, 2004 outstanding ADRs is 29,001,090.

16. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 66.36% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 17).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business

days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into or about to be entered into.

b) The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.

c) Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

d) The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the "Banco de Comercio Exterior (BANCOEX)."

e) Operations subject to the regime included in the Exchange Agreement No. 1 and carried out through the payment agreement and mutual credits among central banks of the country members of the Latin American Integration Association (ALADI).

As of February 6, 2004 the National Executive and the Venezuelan Central Bank substituted the foreign exchange agreement No.2 as of February 5, 2003 setting the exchange rate at Bs.1,915.20 /Bs.1.00 to purchase and Bs.1,920/US$1.00 to sell. Likewise, the new Agreement sets forth the liquidation of foreign exchange rates established in the foregoing Agreement for some foreign exchange operations of purchase and sale pending liquidation, and some ongoing operations made by exchange operators.

According to the provisions of the aforementioned regime, the President of the Republic, in Council of Ministers, will approve the guidelines to distribute the amount of foreign exchange to be allocated to the foreign exchange market, based on the opinion of CADIVI in regard to the availability of foreign exchange that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among other provisions, that the acquisition of foreign exchange will be subject to the prior registration of the interested party in the records of users and the authorization to participate in the foreign exchange regime, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions referred to the regime to administer foreign exchange. The Company has made the necessary formalities to access the foreign currency aimed at paying its obligations in foreign currency. During the year 2004, the Company has requested foreign currency for the concept of imports amounting to US$95,569 thousand, US$74,414 thousand out of which has received such approval. Likewise, the Company has requested foreign currency for remission of dividends amounting to US$7,104 thousand, US$1,888 thousand out of which are waiting for approval, and it has also made exports amounting to US$10,1 thousand and it has sold to the Venezuelan Central Bank the corresponding foreign currency collected amounting to US$2.3 million.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2004 and 2003 are described (including those from foreign affiliates), registered in bolivars at the

exchange rate of Bs.1,920 and Bs.1,600 per US$1.oo respectively, pursuant to the foreign exchange control (in thousand U.S. dollars):

	(In thousands US$)	
	2004	2003
Assets:		
Cash and temporary investments	10,836	7,238
Commercial accounts receivable	8,937	5,865
Accounts receivable related companies	728	101
Guaranteed deposits	1,319	1,000
Advances to suppliers and sundry debtors	1,556	1,005
	23,376	15,209
Liabilities:		
Documents payable	1,295	764
Commercial accounts payable	11,027	17,524
Accounts payable related companies	-	364
Accumulated expenses payable and others	1,736	1,102
	14,058	19,754

18. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2004 and 2003 the Company does not have significant credit risk concentrations different from those indicated above.

19. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2004 and 2003 represent approximately 8.9% and 4.6% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

20. COMMITMENTS AND CONTINGENCIES



Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$428 thousand and 3,002 thousand Euros.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, when such bond will definitely be due. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2004 the open letters of credits for these concepts amount to US$4,458 thousand (Bs.8,560 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.8,002 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2004 and 2003 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$0.5 million, presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to


PUBLICO
JUDITH X. HERNANDEZ MORA

claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.3 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will have significant effects on the consolidated financial statements.

Procedure for Temporary Administration for Assets Optimization

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to the introduction of merchandise for temporary admission operations for asset optimization. At December 31, 2004 the bonds pending release in favor of the Treasury amounted to Bs.103.4 million.

According to the provisions set forth in the Organic Customs Law and its regulations, noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with a fine similar to double the total value of merchandise. In this connection, the lack of re-exporting or legal nationalization within the term in effect or its utilization or destruction for other purposes will be sanctioned with fines equivalent to the total value of merchandises.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	23,142,558	13,882,269
Bills and accounts receivable - net	80,294,402	54,677,657

Advances to suppliers and others	4,590,227	2,412,091
Inventory - net	40,391,746	45,766,277
Expenses paid in advance	836,866	745,414
Other current assets - net	-	171,230
Total current assets	149,255,799	117,654,938
LONG-TERM INVESTMENT OF SPARE PARTS	5,898,092	6,160,037
PROPERTY, PLANT AND EQUIPMENT - Net	37,587,548	24,268,095
DEFERRED CHARGES AND OTHER ASSETS - Net	1,390,042	1,300,969
TOTAL	194,131,481	149,384,039
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	12,800,000	10,620,000
Leaseback agreements	561,914	-
Obligations and commercial papers	2,937,900	5,460,600
Documents payable	2,486,040	1,222,731
Accounts payable	36,322,494	42,003,997
Dividends payable	4,145,728	5,178,987
Accumulated expenses payable	8,213,985	7,647,499
Taxes payable	3,573,156	7,285,622
Deferred income tax	6,750,000	-
Total current liabilities	77,791,217	79,419,436
PROVISION FOR SENIORITY PAYMENT	9,691,114	7,207,096
OTHER LIABILITIES AND DEFERRED CREDITS	416,821	574,540
Total liabilities	87,899,152	87,201,072
MINORITY INTERESTS	1,712,873	1,330,432
SHAREHOLDER'S EQUITY as per attached financial statement	104,519,456	60,852,535
TOTAL	194,131,481	149,384,039

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousand bolivars, except net income per share)

	2004	2003
NET SALES	390,007,461	287,020,405
COSTS AND EXPENSES:		
Sales costs	252,100,969	169,420,520
Sales expenses	27,338,910	22,040,147
Administrative expenses and overheads	15,273,044	11,281,827
	294,712,923	202,742,494
OPERATING INCOME	95,294,538	84,277,911
OTHER INCOME (DISBURSEMENTS):		
Loss in operations with securities	(7,411,275)	(21,077,269)
Net loss in hedging agreement in foreign currency	(417,348)	(334,092)
Income from selling assets	341,751	108,918
Bank debit tax	(3,105,931)	(3,682,295)
Others-net	18,114	(3,667,248)
	(10,574,689)	(28,652,013)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(3,020,392)	(5,023,699)
Interests on temporary investments	445,324	354,257
Exchange differences – net	2,986,791	2,296,909
	411,723	(2,372,533)
INCOME BEFORE TAX AND PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES AND MINORITY INTERESTS	85,131,572	53,253,365
TAX PROVISION:		
Income tax	14,900,046	8,680,376

INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARY AND AFFILIATE AND MINORITY INTERESTS	70,231,526	44,572,989
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATE	(826,597)	(1,934,935)
INCOME BEFORE MINORITY INTERESTS	69,404,929	42,638,054
MINORITY INTERESTS	(382,442)	(263,838)
NET INCOME	69,022,487	42,374,216
NET INCOME PER SHARE (2,294,009,424 average shares)	30.09	18.47

See Note to the supplementary information.---

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDING AT DECEMBER 31, 2004 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2004	2003
OPERATING ACTIVITIES:		
Net earnings	69,022,487	42,374,216
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	382,442	263,838692
Participation in results from subsidiary and affiliate	826,597	1,934,935
Profits from selling assets	(341,751)	(108,918)
Removal and use of equipment and industrial parts	1,139,903	1,275,403
Amortization of excess of cost on book value of shares from affiliates	80,750	80,750
Depreciation	3,724,031	3,257,153
Amortization of deferred charges	75,466	75,466

Changes in operating assets and liabilities	(25,501,692)	(19,715,195)
Provision for severance benefits, net	2,484,018	991,873
Net cash provided for operating activities	51,892,251	30,429,521
INVESTMENT ACTIVITIES:		
Purchasing of sales, plant and equipment	(17,931,192)	(2,211,986)
Sale of property and equipment	89,556	599,356
Reduction in other assets	(5,487)	(184,280)
Net cash provided for (used in) investment activities	(17,847,123)	(1,796,910)
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	2,180,000	2,420,000
Net increase in CONTRATOS DE VENTA CON ARRENDAMIENTO POSTERIO	561,914	-
Net reduction in long term loans	-	(7,625,000)
(Reduction) increase in current liabilities	(2,522,700)	816,500
Net increase (reduction) in payable documents	1,263,309	(5,242,670)
Paid dividendens	(26,267,362)	(18,041,457)
Net cash used by financing activities	(24,784,839)	(27,672,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,260,289	959,984
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,882,269	12,922,285
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	23,142,558	13,882,269

See Note to supplementary information.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

NOTE TO THE SUPPLEMENTARY INFORMATION FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

1. CONSOLIDATED FINANCIAL STATEMENTS IN HISTORICAL BOLIVARS

The consolidated financial statements stated in historical bolivars are prepared pursuant to the provisions described for preparing consolidated financial statements in constant bolivars, except for those provisions referring to acknowledging the effects for inflation since such financial statements are not subject to such acknowledgment. ------------------

Translator's Note: At the upper margin of some pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 February 25 PM 4:08 FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 18th, 2005.

JUDITH HERNANDEZ-MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

URAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
ATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDING AT DEC.31, 2004 AND 2003
urrency at December 31, 2004
usand bolivars)

	Updated Capital Stock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Net Balance updated of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
PREVIOUSLY REPORTED 2002	138.392.080	109.610	13.839.207	237.687.216	30.692.237	165.331.025	586.051.375
effects for updating equity at the beginning foreign affiliates (Note 1)	-	(17.644)	-	-	73.145	-	55.501
BALANCES	138.392.080	91.966	13.839.207	237.687.216	30.765.382	165.331.025	586.106.876
ds Note (15)	-	-	-	-	(30.067.103)	-	(30.067.103)
	-	-	-	-	27.699.896	-	27.699.896
lt from translation of foreign subsidiary	-	(57.627)	-		-	-	(57.627)
olding non-monetary assets	-	-	-	-	-	(46.407.340)	(46.407.340)
AT DEC. 31, 2003	138.392.080	34.339	13.839.207	237.687.216	28.398.175	118.923.685	537.274.702
ds Note (15)	-	-	-	-	(27.273.818)	-	(27.273.818)
	-	-	-	-	47.148.066	-	47.148.066
lt from translation of foreign subsidiary	-	(121.463)	-	-	-	-	(121.463)
olding non-monetary assets	-	-	-	- -		3.642.847	3.642.847
AT DEC. 31, 2004	138.392.080	(87.124)	13.839.207	237.687.216	48.272.423	122.566.532	560.670.334

solidated Financial Statements


INTERPRETE
PUBLICO

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales



Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados e Información Complementaria
Años terminados el
31 de diciembre de 2004 y 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Deloitte

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002,
Edo. Carabobo - Venezuela

Tel: (58-241) 824 27 90
824 26 57
Fax: (58-241) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados en bolívares constantes de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales,** tomados en su conjunto. En las páginas 26 a 29 se incluyen, para fines de información complementaria, los estados financieros consolidados en bolívares históricos al 31 de diciembre de 2004 y 2003, cuya base de presentación difiere de aquella requerida por los principios de contabilidad de aceptación general en Venezuela, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de

Valores. Esta información complementaria es responsabilidad de la gerencia de la Compañía. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros consolidados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la nota anexa a dicha información complementaria.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. Nº S–796

Venezuela, 14 de febrero de 2005

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVO			
ACTIVO CIRCULANTE:			
Efectivo y equivalentes de efectivo	1, 17 y 18	23.142.558	16.287.436
Efectos y cuentas por cobrar - neto	3, 17 y 18	80.294.402	66.670.946
Anticipos a proveedores y otros	17	4.813.668	2.874.849
Inventarios - neto	1 y 4	42.434.480	56.610.506
Gastos pagados por anticipado		885.614	907.560
Otros activos circulantes - neto	1 y 5	10.325.755	8.789.714
Total activo circulante		161.896.477	152.141.011
INVENTARIO DE REPUESTOS A LARGO PLAZO	4	6.587.480	8.834.217
INVERSION EN AFILIADA - Neto	1 y 6	4.020.200	5.376.097
PROPIEDADES, PLANTA Y EQUIPOS - Neto	1 y 7	476.304.208	473.667.278
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1 y 8	1.390.042	1.300.969
TOTAL		650.198.407	641.319.572
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios	9	12.800.000	12.657.441
Contratos de venta con arrendamiento posterior	10	561.914	-
Obligaciones y papeles comerciales	11	2.937.900	6.508.213
Documentos por pagar	17 y 20	2.486.040	1.457.311
Cuentas por pagar	12 y 17	36.238.540	49.729.481
Dividendos por pagar	15	4.145.728	6.172.573
Gastos acumulados por pagar		8.213.985	8.539.753
Impuestos por pagar	1 y 13	3.573.156	8.569.306
Impuesto sobre la renta diferido	1 y 13	6.750.000	-
Total pasivo circulante		77.707.263	93.634.078
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	1	9.691.114	8.589.773
OTROS PASIVOS Y CREDITOS DIFERIDOS		416.821	490.586
Total pasivo		87.815.198	102.714.437
INTERESES MINORITARIOS		1.712.875	1.330.433
PATRIMONIO - Según estado financiero adjunto	1, 15 y 16	560.670.334	537.274.702
TOTAL		650.198.407	641.319.572

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	Notas	2004	2003
VENTAS NETAS	19	417.151.665	367.669.240
COSTOS Y GASTOS:			
Costo de ventas		290.986.976	239.809.915
Gastos de ventas		30.507.190	27.196.791
Gastos generales y administrativos		17.687.956	16.581.451
		339.182.122	283.588.157
UTILIDAD EN OPERACIONES		77.969.543	84.081.083
OTROS INGRESOS (EGRESOS):			
Pérdida en operaciones con títulos valores		(7.945.773)	(27.511.659)
Provisión para inversiones		3.005.275	(4.181.121)
Pérdida neta en contrato de cobertura en moneda extranjera		(417.348)	(436.083)
Utilidad en venta de activos		47.023	108.668
Impuesto al débito bancario		(3.329.929)	(4.806.406)
Otros - neto		109.478	(6.133.648)
		(8.531.274)	(42.960.249)
(COSTO) INGRESO INTEGRAL DE FINANCIAMIENTO:			
Intereses gastos		(3.235.011)	(6.245.829)
Intereses sobre inversiones temporales		466.638	470.231
Diferencias en cambio - neto		3.425.910	3.435.987
Resultado monetario del ejercicio (REME)	1 y 2	(2.866.206)	4.131.996
		(2.208.669)	1.792.385
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		67.229.600	42.913.219
PROVISION PARA IMPUESTOS:			
Impuesto sobre la renta	13	16.165.082	10.967.499
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		51.064.518	31.945.720
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	1	(3.534.010)	(3.981.985)
UTILIDAD ANTES DE INTERESES MINORITARIOS		47.530.508	27.963.735
INTERESES MINORITARIOS		(382.442)	(263.839)
UTILIDAD NETA		47.148.066	27.699.896
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1	20,55	12,07

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Capital social actualizado	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas			Resultado por tenencia de activos no monetarios	Total patrimonio
			Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas		
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2002	138.392.080	109.610	13.839.207	237.687.216	30.692.237	165.331.025	586.051.375
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	(17.644)	-	-	73.145	-	55.501
SALDOS INICIALES NETOS	138.392.080	91.966	13.839.207	237.687.216	30.765.382	165.331.025	586.106.876
Dividendos en efectivo (Nota 15)	-	-	-	-	(30.067.103)	-	(30.067.103)
Utilidad neta					27.699.896		27.699.896
Resultado acumulado por traducción de filial extranjera	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	(46.407.340)	(46.407.340)
SALDOS AL 31 DE DICIEMBRE DE 2003	138.392.080	34.339	13.839.207	237.687.216	28.398.175	118.923.685	537.274.702
Dividendos en efectivo (Nota 15)	-	-	-	-	(27.273.818)	-	(27.273.818)
Utilidad neta	-	-	-	-	47.148.066	-	47.148.066
Resultado acumulado por traducción de filial extranjera	-	(121.463)	-	-	-		(121.463)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	3.642.847	3.642.847
SALDOS AL 31 DE DICIEMBRE DE 2004	138.392.080	(87.124)	13.839.207	237.687.216	48.272.423	122.566.532	560.670.334

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVIDADES OPERACIONALES:			
Utilidad neta		47.148.066	27.699.896
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto		382.442	263.839
Participación en resultados de filial y afiliada		3.534.010	3.981.985
Utilidad en venta de activos		(47.023)	(108.668)
Retiros y consumo de equipos y partes industriales		1.417.424	1.789.765
Provisión para inversiones		(3.005.275)	4.181.121
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada		824.053	824.053
Resultado monetario del ejercicio (REME)	2	2.866.206	(4.131.996)
Depreciación		17.451.499	17.694.324
Amortización de cargos diferidos		75.466	75.466
Cambios en activos y pasivos operacionales	2	(16.615.182)	(9.687.144)
Provisión para prestaciones de antigüedad, neto de pagos		2.663.164	1.541.966
Efectivo neto provisto por las actividades operacionales		56.694.850	44.124.607
ACTIVIDADES DE INVERSION:			
Compra de propiedades, planta y equipo		(17.920.103)	(3.420.456)
Venta de propiedades y equipos		104.120	782.324
Disminución en otros activos		(164.539)	(240.536)
Efectivo neto usado por las actividades de inversión		(17.980.522)	(2.878.668)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento neto en pagarés y sobregiros bancarios		2.337.221	3.762.131
Aumento neto en contratos de venta con arrendamiento posterior		602.439	-
Disminución neta en préstamos a largo plazo		-	(9.952.712)
(Disminución) aumento neto en obligaciones emitidas en circulación		(2.704.636)	1.065.756
Aumento (disminución) neta en documentos por pagar		1.354.418	(8.150.253)
Dividendos pagados		(29.300.663)	(30.067.103)
Efectivo neto usado por las actividades de financiamiento		(27.711.221)	(43.342.181)
EFECTO DE INFLACION Y DEVALUACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	2	(4.147.985)	(7.329.995)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		6.855.122	(9.426.237)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO		16.287.436	25.713.673
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		23.142.558	16.287.436

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003 (EXPRESADAS EN MILES DE BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz. Con respecto a la metodología antes mencionada, las normas emitidas por la Comisión Nacional de Valores contemplan que el gasto de depreciación a valores corrientes se debe registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y los principios de contabilidad de aceptación general en Venezuela establecen que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación de los años 2004 y 2003, se presente en valores inferiores en Bs. 3.642 millones y Bs. 5.320 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio

del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2004, este efecto asciende a Bs. 55 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2004 y 2003, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Al 31 de diciembre de 2004 y 2003, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de la filial en proceso de desincorporación (Veáse Nota 5).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros expresados en bolívares constantes*** – La Compañía aplica el método mixto para expresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas del año 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado en la nota 1b, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2004 y 2003

la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses, excepto por los inventarios de repuestos.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 286.796 millones y Bs. 279.738 millones producto de la incorporación de los valores corrientes de las propiedades, planta y equipo en 2004 y 2003, respectivamente, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para expresar los estados financieros de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 164.230 millones y Bs. 160.816 millones al 31 de diciembre de 2004 y 2003, respectivamente.

Las partidas monetarias del balance general se presentan a su valor nominal ya que reflejan el poder adquisitivo de la unidad monetaria a la fecha del último balance general. Las partidas no monetarias tales como inventarios, inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a propiedades, planta y equipos, son expresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son expresados con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2004	2003
Al inicio del año	385,661	303,469
Al final del año	459,650	385,661
Promedio del año	428,730	352,148
Inflación del año	19,18%	27,08%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación de los estados consolidados de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Valores y Acciones 1003, C.A. (constituida en el 2003) (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2003 fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. *Cargos diferidos* – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

Las marcas de comercio poseídas por una filial del exterior se difieren para ser amortizadas en un período de veinte (20) años. Los costos de los activos intangibles son revisados por deterioro cuando los hechos o cambios en las circunstancias indican que el valor neto de un activo pudiera no ser recuperable.

j. *Transacciones en moneda extranjera* – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. *Apartado para prestaciones de antigüedad* – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. *Impuesto sobre la renta* – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido, cuando éste es significativo. El impuesto sobre la renta diferido se origina por diferencias temporales entre la utilidad contable y la renta neta fiscal. Las diferencias temporales resultan principalmente de provisiones y contribuciones por pagar. La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. *Activos a largo plazo* – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. *Valor razonable de los instrumentos financieros* – Los valores en libros reportados en los balances generales consolidados para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos*** – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa al ser despachados y haberse traspasado el derecho de propiedad sobre éstos.

p. ***Uso de estimaciones en la preparación de los estados financieros consolidados*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros consolidados al 31 de diciembre de 2003, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2004.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2004	2003
Posición monetaria al inicio del año	(26.771.429)	(43.548.410)
Aumento del año	464.218.481	393.096.147
Disminución del año	(391.795.452)	(372.187.170)
Posición monetaria estimada del año	45.651.600	(22.639.433)
Menos – posición monetaria real al final del año	42.785.394	(26.771.429)
	(2.866.206)	4.131.996

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2004	2003
(Aumento) disminución:		
Efectos y cuentas por cobrar	(27.464.213)	(11.617.599)
Anticipos a proveedores y otros	(2.335.222)	218.381
Inventarios	16.422.763	6.337.169
Gastos pagados por anticipado	(98.047)	(357.644)
Aumento (disminución):		
Cuentas por pagar	(6.930.639)	(14.039.687)
Gastos acumulados por pagar	607.341	1.678.228
Impuestos por pagar	(3.980.207)	8.278.259
Impuesto diferido	7.236.807	-
Otros pasivos y créditos diferidos	(73.765)	(184.251)
	(16.615.182)	(9.687.144)

El desglose del resultado monetario del ejercicio (REME) utilizado por actividad por los años terminados el 31 de diciembre, es como sigue (en miles de bolívares):

	2004	2003
Operacionales	(2.959.780)	2.150.052
De inversión	815.006	2.413.578
De financiamiento	3.426.553	6.898.361
De efectivo	(4.147.985)	(7.329.995)
	(2.866.206)	4.131.996

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2004	2003
Intereses	3.066.520	6.364.109
Impuestos	8.478.217	4.385.865

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	69.067.598	61.251.901
Compañías relacionadas (Nota 14)	1.811.308	474.057
Empleados	5.159.466	4.217.398
Deudores diversos	564.226	858.180
Crédito fiscal IVA - Neto	2.873.331	113.709
Depósito dado en garantía	2.533.503	1.906.959
	80.009.432	68.822.204
Menos – apartado para cuentas de cobro dudoso	1.715.030	2.151.258
	80.294.402	66.670.946

La provisión para cuentas de cobro dudoso incluye el monto estimado de cuentas de difícil recuperación sobre la base de saldos específicos y experiencia de años anteriores.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2004	2003
Productos terminados	12.127.120	18.116.106
Productos en proceso	76.298	302.636
Materias primas	17.972.328	18.240.868
Repuestos	9.742.909	7.749.829
Inventario en tránsito	3.280.444	12.655.934
	43.199.099	57.065.373
Menos – provisión para obsolescencia	764.619	454.867
	42.434.480	56.610.506

Durante los años terminados el 31 de diciembre de 2004 y 2003, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

Al 31 de diciembre, los inventarios de repuestos a largo plazo se componen de lo siguiente (en miles de bolívares):

	2004	2003
Repuestos	8.371.590	9.895.572
Menos – provisión para obsolescencia	1.784.110	1.061.355
	6.587.480	8.834.217

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Activos netos de filiales en proceso de desincorporación:				
Valores y Acciones 1003, C.A.	(A)	100	25.012.812	39.048.322
Otras inversiones registradas al costo:				
Otras			270.462	270.462
Menos – apartado para inversiones			14.957.519	30.529.070
			10.325.755	8.789.714

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A. (compañía constituida en el año 2001, a través de aportes de inmuebles, inversiones en acciones registradas al costo, ciertas cuentas por cobrar, y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001). Al 31 de diciembre de 2004 y 2003, esta filial poseía inmuebles por Bs. 18.556 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 20.491 millones al 31 de diciembre de 2003, la cual se castigó en el año 2004. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 1 millón (Bs. 1.920 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSION EN AFILIADA

Al 31 de diciembre, la inversión en afiliada se compone de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	4.020.200	5.376.097

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2004	2003
Activo circulante	1.131	1.452
Total activo	1.686	2.161
Pasivo circulante	2.584	2.399
Patrimonio (déficit)	(1.149)	(723)
Total pasivo y patrimonio (déficit)	1.686	2.161
Pérdida neta	(434)	(137)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 16.491 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	2004	2003
Edificios	10 a 30	57.800.509	57.840.801
Maquinarias y equipos	7 a 20	433.851.203	429.040.618
Vehículos	3 a 6	4.357.777	4.178.305
Muebles, enseres y otros	5	24.580.332	25.892.648
		520.589.821	516.952.372
Menos – depreciación acumulada		73.683.604	59.457.890
		446.906.217	457.494.482
Terrenos		15.503.288	15.503.288
Construcciones en proceso		3.544.989	669.508
Maquinaria en tránsito		10.349.714	-
		476.304.208	473.667.278

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2004 y 2003, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002.

Durante los años terminados el 31 de diciembre de 2004 y 2003, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 20.293 millones y Bs. 16.176 millones, respectivamente.

Al 31 de diciembre de 2004 y 2003, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 658 millones y Bs. 826 millones, respectivamente, neto de amortización acumulada. Durante 2004 y 2003, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2004, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 300.274 millones, las cuales se presentan a valores actualizados de avalúo.

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2004 y 2003, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 31 de diciembre de 2004 y 2003, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,46% y 15,17% para el año 2004 y 15,75% y 37,25% para el año 2003.

10. CONTRATOS DE VENTA CON ARRENDAMIENTO POSTERIOR

Al 31 de diciembre de 2004, los contratos de venta con arrendamiento posterior están compuestos como sigue (en miles de bolívares):

a. Contrato con el Banco de Venezuela por Bs. 11.500 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 10.952 millones.	547.628
b. Contrato bancario con el Banco de Venezuela por Bs. 300 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 286 millones.	14.286
	561.914

11. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2004, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Papeles comerciales por Bs. 3.000 millones, colocados a descuento, con tasas de interés del 10,5 anual, y vencimiento durante el mes febrero de 2005.	2.937.900
Menos – porción circulante	2.937.900
	-

Durante los años terminados el 31 de diciembre de 2004 y 2003, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 371 millones y Bs. 415 millones, respectivamente.

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	28.769.633	41.959.676
Compañías relacionadas (Nota 14)	5.681.219	6.391.677
Otras	1.787.688	1.378.128
	36.238.540	49.729.481

13. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2004	2003
Impuesto sobre la renta del año – estimado	9.781.929	11.766.094
Impuesto sobre la renta diferido	6.750.000	-
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(366.847)	(798.595)
	16.165.082	10.967.499

Para los años terminados el 31 de diciembre de 2004 y 2003, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial sobre las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2003. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2004, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto diferido

El impuesto diferido refleja el impacto de las diferencias temporales entre los montos de activos y pasivos registrados según las bases contables indicadas en la Nota 1, y aquellos incluidos para la determinación del impuesto sobre la renta de conformidad con la legislación fiscal vigente.

La composición del efecto de las partidas consideradas para la determinación del impuesto diferido al 31 de diciembre de 2004, se muestra a continuación (en miles de bolívares):

Pasivo y (activo) por impuesto diferido:	
Contratos de venta con arrendamiento posterior	10.419.077
Provisiones y contribuciones	(3.669.077)
	6.750.000

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2004, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

En Gaceta Oficial N° 38.002 de fecha 17 de agosto de 2004 fue derogado el Decreto Ley N° 3.266, mediante el cual se dictó la Ley de Impuesto a los Activos Empresariales, publicada en la Gaceta Oficial de la República N° 4.654, de fecha 1 de diciembre de 1993, así como las demás normas dictadas en desarrollo de esta Ley.

14. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2004 y 2003, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2004	2003
Ventas de inventarios	179	272.507
Compras de inventarios	17.996.179	11.944.894
Compras de energía eléctrica	15.063.412	16.275.753
Alquileres	959.728	1.000.425

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2004	2003
Cuentas y anticipos por cobrar a corto plazo		
Simco Recycling Corp. Inc.	1.255.611	-
Agroindustrial Mandioca, C.A.	373.131	113.875
Corporación Industrial de Energía, C.A.	150.409	96.792
Turboven Maracay Company Inc. Sucursal	31.117	1.955
Agropecuaria Mandioca, C.A.	1.040	1.240
J.C. Papeleras, C.A.	-	260.195
	1.811.308	474.057
Cuentas por pagar a corto plazo		
Inmuebles 310350, C.A.	2.736.630	1.953.886
Turbogeneradores Maracay, C.A.	2.459.717	3.231.218
Seinforca, C.A.	364.931	432.471
Turboven Maracay Company Inc.	100.160	57.228
Turboven Cagua Company Inc.	19.781	22.240
Simco Recycling Corp. Inc.	-	694.634
	5.681.219	6.391.677

15. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 93.175.313 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 (en valores históricos) mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital, resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto

actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos. La Compañía considera la utilidad neta en bolívares constantes para determinar la base para el cálculo del apartado correspondiente a esta reserva.

Al 31 de diciembre de 2004 y 2003 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.744. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

Al 31 de diciembre de 2004 y 2003, el déficit acumulado de las filiales incluidos en las utilidades retenidas ascienden Bs. (12.696) millones y Bs. (10.164) millones, respectivamente, La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 62.598 millones y Bs. 74.807 millones, al 31 de diciembre de 2004; y Bs. 33.399 millones y Bs. 39.154 millones, al 31 de diciembre de 2003, respectivamente.

Al 31 de diciembre de 2004 y 2003 la utilidad neta incluye Bs. 15.915 millones y Bs. 10.781 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Los accionistas de la Compañía consideran los estados financieros consolidados en bolívares constantes para efectos de las aprobaciones establecidas en los estatutos y el Código de Comercio Venezolano.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como

banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. A la fecha del último decreto de dividendos de fecha 01 de octubre de 2004, el número de ADR's en circulación es de 29.001.090.

16. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 66,36% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a) Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b) Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Veáse Nota 17).

c) Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

17. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos

centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Con fecha 6 de febrero de 2004, el Ejecutivo Nacional y el Banco Central de Venezuela sustituyeron el Convenio Cambiario número 2 del 5 de febrero de 2003, fijando los tipos de cambio a partir de la entrada en vigencia del nuevo Convenio Cambiario en Bs. 1.915,20 por US$ 1,00 para la compra, y Bs. 1.920,00 por US$ 1,00 para la venta. Así mismo, el nuevo Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. Durante el año 2004, la Compañía ha solicitado divisas por concepto de importaciones por US$ 95.569 mil, de las cuales ha obtenido la aprobación por US$ 74.414 mil. Asimismo, ha solicitado divisas para la remisión de dividendos por US$ 7.104 mil, de las cuales se encuentran en espera de aprobación US$ 1.888 mil; y también ha efectuado exportaciones por US$ 10,1 millones, y ha vendido al Banco Central de Venezuela las respectivas divisas cobradas por US$ 2,3 millones.

A la fecha de este dictamen, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 31 de diciembre de 2004 y 2003 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.920 y Bs. 1.600 por US$ 1,00, respectivamente, de acuerdo con el control de cambios (en miles de dólares estadounidenses):

	2004	2003
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	10.836	7.238
Cuentas por cobrar comerciales	8.937	5.865
Cuentas por cobrar a compañías relacionadas	728	101
Depósitos dados en garantía	1.319	1.000
Anticipos a proveedores y deudores diversos	1.556	1.005
	23.376	15.209
Pasivo:		
Documentos por pagar	1.295	764
Cuentas por pagar comerciales	11.027	17.524
Cuentas por pagar a compañías relacionadas	-	364
Gastos acumulados por pagar y otras	1.736	1.102
	14.058	19.754

18. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2004 y 2003 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

19. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2004 y 2003 representan aproximadamente el 8,9% y 4,6% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

20. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 428 mil y Euros 3.002 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de

primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2004, las cartas de crédito abiertas por estos conceptos alcanzan US$ 4.458 mil. (Bs. 8.560 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 8.002 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2004 y 2003, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (1994 – 1996), por un monto de US$ 5,3 millones, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2004, las fianzas pendientes de liberación a favor del Fisco nacional ascienden a Bs. 103,4 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS COMPLEMENTARIOS, 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	2004	2003
ACTIVO		
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo	23.142.558	13.882.269
Efectos y cuentas por cobrar - neto	80.294.402	54.677.657
Anticipos a proveedores y otros	4.590.227	2.412.091
Inventarios - neto	40.391.746	45.766.277
Gastos pagados por anticipado	836.866	745.414
Otros activos circulantes - neto	-	171.230
Total activo circulante	149.255.799	117.654.938
INVENTARIO DE REPUESTOS A LARGO PLAZO	5.898.092	6.160.037
PROPIEDADES, PLANTA Y EQUIPOS - Neto	37.587.548	24.268.095
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.390.042	1.300.969
TOTAL	194.131.481	149.384.039
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	12.800.000	10.620.000
Contratos de venta con arrendamiento posterior	561.914	-
Obligaciones y papeles comerciales	2.937.900	5.460.600
Documentos por pagar	2.486.040	1.222.731
Cuentas por pagar	36.322.494	42.003.997
Dividendos por pagar	4.145.728	5.178.987
Gastos acumulados por pagar	8.213.985	7.647.499
Impuestos por pagar	3.573.156	7.285.622
Impuesto sobre la renta diferido	6.750.000	-
Total pasivo circulante	77.791.217	79.419.436
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	9.691.114	7.207.096
OTROS PASIVOS Y CREDITOS DIFERIDOS	416.821	574.540
Total pasivo	87.899.152	87.201.072
INTERESES MINORITARIOS	1.712.873	1.330.432
PATRIMONIO - Según estado financiero adjunto	104.519.456	60.852.535
TOTAL	194.131.481	149.384.039

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	2004	2003
VENTAS NETAS	390.007.461	287.020.405
COSTOS Y GASTOS:		
Costo de ventas	252.100.969	169.420.520
Gastos de ventas	27.338.910	22.040.147
Gastos generales y administrativos	15.273.044	11.281.827
	294.712.923	202.742.494
UTILIDAD EN OPERACIONES	95.294.538	84.277.911
OTROS INGRESOS (EGRESOS):		
Pérdida en operaciones con títulos valores	(7.411.275)	(21.077.296)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	(334.092)
Utilidad en venta de activos	341.751	108.918
Impuesto al débito bancario	(3.105.931)	(3.682.295)
Otros - neto	18.114	(3.667.248)
	(10.574.689)	(28.652.013)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(3.020.392)	(5.023.699)
Intereses sobre inversiones temporales	445.324	354.257
Diferencias en cambio - neto	2.986.791	2.296.909
	411.723	(2.372.533)
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS	85.131.572	53.253.365
PROVISION PARA IMPUESTOS:		
Impuesto sobre la renta	14.900.046	8.680.376
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS	70.231.526	44.572.989
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(826.597)	(1.934.935)
UTILIDAD ANTES DE INTERESES MINORITARIOS	69.404.929	42.638.054
INTERESES MINORITARIOS	(382.442)	(263.838)
UTILIDAD NETA	69.022.487	42.374.216
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	30,09	18,47

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	Capital social legal	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Total patrimonio
					Reserva legal	No distribuidas	
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
Dividendos en efectivo	-	-	-	-	-	(22.940.094)	(22.940.094)
Utilidad neta	-	-	-	-	-	42.374.216	42.374.216
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	(57.627)
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535
Dividendos en efectivo	-	-	-	-	-	(25.234.103)	(25.234.103)
Utilidad neta	-	-	-	-	-	69.022.487	69.022.487
Resultado acumulado por traducción de filial extranjera	-	-	-	(121.463)	-	-	(121.463)
SALDOS AL 31 DE DICIEMBRE DE 2004	22.940.094	(11.470.047)	11.470.047	(87.124)	1.095.795	92.040.738	104.519.456

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	2004	2003
ACTIVIDADES OPERACIONALES:		
Utilidad neta	69.022.487	42.374.216
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	382.442	263.838
Participación en resultados de filial y afiliada	826.597	1.934.935
Utilidad en venta de activos	(341.751)	(108.918)
Retiros y consumo de equipos y partes industriales	1.139.903	1.275.403
Amortización de exceso de costo sobre el valor en libros de acciones de filial	80.750	80.750
Depreciación	3.724.031	3.257.153
Amortización de cargos diferidos	75.466	75.466
Cambios en activos y pasivos operacionales	(25.501.692)	(19.715.195)
Provisión para prestaciones de antigüedad, neto de pagos	2.484.018	991.873
Efectivo neto provisto por las actividades operacionales	51.892.251	30.429.521
ACTIVIDADES DE INVERSION:		
Compra de propiedades, planta y equipo	(17.931.192)	(2.211.986)
Venta de propiedades y equipos	89.556	599.356
Disminución en otros activos	(5.487)	(184.280)
Efectivo neto usado por las actividades de inversión	(17.847.123)	(1.796.910)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento neto en pagarés y sobregiros bancarios	2.180.000	2.420.000
Aumento neto en contratos de venta con arrendamiento posterior	561.914	-
Disminución neta en préstamos a largo plazo	-	(7.625.000)
(Disminución) aumento neto en obligaciones emitidas en circulación	(2.522.700)	816.500
Aumento (disminución) neta en documentos por pagar	1.263.309	(5.242.670)
Dividendos pagados	(26.267.362)	(18.041.457)
Efectivo neto usado por las actividades de financiamiento	(24.784.839)	(27.672.627)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	9.260.289	959.984
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.882.269	12.922.285
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	23.142.558	13.882.269

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTA A LA INFORMACION COMPLEMENTARIA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003

1. ESTADOS FINANCIEROS CONSOLIDADOS EN BOLIVARES HISTORICOS

Los estados financieros consolidados expresados en bolívares históricos se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros consolidados en bolívares constantes, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.